UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.
99 Fu Quan Road
Shanghai 200335, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.
By	:	/s/ Jane Jie Sun
Name	:	Jane Jie Sun
Title	:	Chief Financial Officer

Date: March 2, 2010

This Report on Form 6-K and the document attached as an exhibit hereto are hereby incorporated by reference into Ctrip.com International, Ltd. (the “Registrant”)’s Registration Statement on Form F-3 (Registration No. 333-165150) originally filed on March 2, 2010, as amended.
The Registrant is filing a material document not previously filed.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Underwriting Agreement between the Registrant and Goldman Sachs (Asia) L.L.C.

3